E.B.

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19007919

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 8th floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Blvd, Ste 200 (Address) Port Washington (City) NY (State) 11050 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
MAR 01 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas Bohnsack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategas Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M KLINE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KL6155679
Qualified in Queens County
My Commission Expires 11-13-2022

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2018

TABLE OF CONTENTS

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	14,812,328
Accounts receivable		1,048,284
Deposit with clearing broker		250,886
Receivables from clearing and other broker-dealers		90,624
Note receivable		1,599,695
Property, equipment and leasehold improvements, net		256,586
Intangible assets, net of amortization		66,777,023
Other assets		368,866
TOTAL ASSETS	$	85,204,292

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	5,879,787
Deferred revenue		939,198
Due to Parent		841,176
Deferred tax liability		225,179
TOTAL LIABILITIES		7,885,340
Commitments and contingencies		
Member's equity		77,318,952
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	85,204,292

See accompanying notes to statement of financial condition.

Note 1. **Organization and Nature of the Business**

Strategas Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since February 12, 2010. Effective January 1, 2018, the Company and an affiliated registered investment advisor, Strategas Asset Management, LLC were acquired by Baird Financial Group, Inc., and its wholly-owned subsidiary Baird Financial Corporation (together "Baird"), both Wisconsin corporations.

The Company provides macroeconomic research and consulting, and capital market services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Note 2. **Summary of Significant Accounting Policies**

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Property, equipment and leasehold improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets of five to seven years. Leasehold improvements are amortized over the terms of the leases.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable
Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2018, the Company determined that its receivables were fully collectible and an allowance for uncollectible accounts was not recorded.

Income taxes

The Company is included in the consolidated federal income tax return filed by Baird, its Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Recently Adopted Accounting Pronouncements

Revenue Recognition – Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board issued Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), which updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. ASU 2014-09 also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard. The standard is effective for the Company's interim and annual periods beginning after December 15, 2017.

Effective January 1, 2018, the Company adopted ASU 2014-09, by applying the amendments to the new standard retrospectively with the cumulative effect of initially applying the amendments recognized at the date of initial application. The Company concluded that there was no impact to the recognition and measurement of its contracts with customers upon adoption. See Note 3 – Revenue from Contracts with Customers for further information on contracts within the scope of ASU 2014-09.

Recently Issued Accounting Pronouncements

Leases: In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for substantially all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted.

The Company will adopt ASU 2016-02 effective January 1, 2019 using the alternative transition approach permitted by ASU 2018-11 and the impact will be reflected on the Company's financial statements thereafter. The Company expects to record a right-of-use asset and lease liability of approximately $1,436,000 and $1,529,000 respectively upon adoption of this standard in 2019.

Intangible Assets

The Company recorded goodwill and intangible assets in conjunction with the acquisition by Baird. In accordance with the Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC" section 350, "Goodwill and Other Intangible Assets", the Company does not amortize goodwill and indefinite-lived intangible assets. Instead, these assets are reviewed for impairment annually or more frequently when events or circumstances indicate that the carrying amount more likely than not exceeds its fair value. Using cash flow and market analysis, management determined that the carrying value of goodwill was not impaired and therefore there was no impact on the Company's financial position or results of operations as of and for the year ended December 31, 2018. Other intangible assets are amortized on a straight-line basis over their respective estimated useful lives as follows:

Client List	20 Years
Trademark	10 Years
Non-compete agreement	5 Years

Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 26, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Note 3. Revenue from Contracts with Customers

The Company's revenue is generated primarily from its delivery of research and consulting services to its institutional customers. Remuneration for these services are made either through trade commissions generated on the Company's equities and fixed income trading desk, directly by the client using check or electronic payment ("hard dollars"), or by third-party commission sharing arrangements ("soft dollar") also remitted by check or electronically. Payments received through the Company's trading desk meet the criteria of point in time revenue recognition, while hard and soft dollar payments respectively qualify for recognition over time.

The Company recognizes its unconditional rights to receive hard and soft dollar considerations from customers due to the passage of time, and as no further performance

obligations are required to be satisfied by the Company, records the considerations due as accounts receivable. When the customer performs before the Company by prepaying part of all of its consideration, the entity records the liability as deferred revenue in the statement of financial condition.

The Company incurs costs to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are not incremental and are therefore expensed during the period of time that the services are provided to the customer.

The Company also earns revenue on an agency basis by facilitating transactions in non-listed, typically pre-IPO companies, on both a primary and secondary basis. These private market transactions fees are generated on a primary basis by introducing the private company to prospective investors; secondary transaction fees are earned by introducing individual sellers to buyers.

Revenue is accrued in circumstances where the Company has met its performance obligations but the revenue has not been recorded. As of December 31, 2018, the amount of the asset for revenue earned but not invoiced was $286,818.

Note 4. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consisted of the following at December 31, 2018:

Automobiles	$ 71,014
Computer software and equipment	352,485
Furniture and fixtures	368,003
Leasehold improvements	428,922
	1,220,424
Less: accumulated depreciation and amortization	(963,838)
Property, equipment and leasehold improvements, net	$ 256,586

Note 5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2018:

Compensation and bonuses payable	$ 5,369,095
Other operating expenses	510,692
Total	$ 5,879,787

Note 6. **Employee Benefit Plans**

The Company sponsors a defined contribution 401(k) plan, the Strategas Securities, LLC 401(k) Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 3% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period. A safe harbor contribution of $45,264 was made by the Company in 2018.

Note 7. **Intangible Assets**

Effective January 1, 2018, Baird "pushed-down" the value of the intangible assets resulting from the Company's acquisition as follows:

Type	Amount	Life (Yrs)	Annual Amortization
Goodwill	$ 39,698,503	-	-
Client List	22,731,600	20	$ 1,136,580
Trademark	3,788,600	10	378,860
Non-compete	2,592,200	5	518,440
Total	$ 68,810,903		$ 2,033,880

The value of the intangible assets were recorded as a capital contribution.

Impairment Testing: Based on quantitative and qualitative assessments, as well as events, conditions and circumstances during 2018 and until the date of this report, the Company concluded that there was no impairment of the assets created by Baird's purchase of the Company.

Note 8. **Notes Receivable**

In conjunction with the acquisition, the Company awarded key employees shares of Baird stock totaling approximately $2,000,000 which vest evenly over a five year period. The purchase of the shares were made by the Company on behalf of the employees and notes receivables from the employees were created for the repayment to the Company at the end of the five-year vesting period. Annually, the Company is obligated to forgive that period's pro-rata receivable from the employees who remain with the Company through the end of the respective year. The balance at December 31, 2018 was $1,599,695 which is stated net of amounts forgiven.

Note 9. Income Taxes

Income taxes consist of the following:

Current income tax expense, which represents the amount of federal, state and local tax currently payable or receivable, including interest and penalties and amounts accrued for unrecognized tax benefits, if any, and:

Deferred income tax expense, which represents the net change in the deferred tax assets or liabilities balance during the year, including any change in the valuation allowance.

	Current	Deferred	Total
Federal	$ 670,176	$ 188,179	$ 858,355
State and local	171,000	37,000	208,000
Total income tax expense	$ 841,176	$ 225,179	$ 1,066,355

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences.

The provision for income taxes results in an effective income tax rate of 29.6%, which is computed by dividing the provision for income taxes by income before provision for income taxes. The difference between the effective income tax rate and the statutory Federal income tax rate of 21% is attributable primarily to the impact of state income taxes, less the Federal tax impact, non-deductible meals and entertainment expenses and other permanent items.

The components of deferred tax assets (liabilities) are as follows:

Deferred Tax Assets:	
Accrued Expenses and Reserves	$ 403,000
Depreciation and Fixed Asset Gain/Loss	13,000
	416,000
Deferred Tax Liabilities:	
Goodwill and Intangibles	641,179
	641,179
Deferred Tax Liabilities, net	$ (225,179)

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

Note 10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by

its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker. The deposit balance of $250,000 at December 31, 2018, along with accrued interest is included in "Deposit with clearing broker" in the statement of financial condition.

The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains cash in accounts held at major New York City banks that, at times, exceeded federally insured limits, which was $250,000 at December 31, 2018. The Company does not expect to incur any losses with respect to those accounts.

Note 11. Related-Party Transactions

The Company is allocated certain charges from Baird including legal and compliance and marketing costs. The Company also recorded revenue from Baird for research services. The Company separately records its liability for income taxes and recorded an intercompany charge of $841,176 for the current portion of the tax provision payable to Baird.

The Company was reimbursed for certain expenses it paid on behalf of Strategas Asset Management, including payroll, compliance and portfolio analysis application costs.

Note 12. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2018, the Company had net capital of $7,459,373 which was $6,933,683 in excess of the Company's net capital requirement of $525,690. The Company's percentage of aggregate indebtedness to net capital was 105.7% at December 31, 2018.

Note 13. Commitments and Contingencies

The Company's lease of office space in New York City, terminating in October 2021, included eleven months of partial rent abatements through October 2012. A lease of new office space in Washington, D.C. commenced with a one month rent abatement in September, 2015 and expires in April 2023, replacing its expired lease. Also, a lease of office space in Columbus, Ohio began in November 2013 with two months of rent abatements and expired in January 2019. Additionally, an automobile is leased by the Company which began in December 2013.

The approximate future minimum annual payments due under these leases are as follows:

Year ending December 31:	Amount
2019	$ 508,000
2020	507,000
2021	440,000
2022	108,000
2023	31,000
	$ 1,594,000

Rent expense under the New York City, Columbus, Ohio and Washington D.C. leases is recognized on a straight-line basis over the terms of the leases after giving effect to rent abatements and escalations. The difference between actual rent paid and the expense recorded of $92,759 is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.